SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

File No. 812-

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO

SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

AMERICAN GENERAL LIFE INSURANCE COMPANY AND ITS SEPARATE ACCOUNT I

Communications, Notice and Order to:

Mark Matthes

Vice President and Associate General Counsel

AIG Consumer Insurance

2919 Allen Parkway, L4-01

Houston, Texas 77019

With Copies To:

Stephen E. Roth, Esq.

Thomas E. Bisset, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700

Washington, D.C. 20001-3980

Dated: March 23, 2016

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of:	)
)
AMERICAN GENERAL LIFE INSURANCE COMPANY	)	APPLICATION FOR AN
AGL Separate Account I	)	ORDER OF APPROVAL
	)	PURSUANT TO
2919 Allen Parkway, L4-01)		SECTION 26(c) OF THE
Houston, Texas 77019)		INVESTMENT COMPANY
	)	ACT OF 1940
File No. 812-______	)

American General Life Insurance Company (“AGL”) and Separate Account I of AGL (the “AGL Separate Account”) request that the Securities and Exchange Commission (the “Commission”) issue an order pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the substitution of shares of the Fidelity VIP Government Money Market Portfolio, Initial Class (the “Fidelity VIP Government Money Market Portfolio” or “Replacement Portfolio”) of the Fidelity Variable Insurance Products (“Fidelity Trust”) for shares of the Vanguard VIF Money Market Portfolio (“Vanguard Money Market Portfolio” or “Current Portfolio”) of the Vanguard Variable Insurance Fund (“Vanguard Trust”) held by the AGL Separate Account to support certain variable annuity contracts offered by AGL (the “Substitution”). Together, AGL with the AGL Separate Account are collectively referred to as the “Applicant.”

I.	DESCRIPTION OF AGL, THE AGL SEPARATE ACCOUNT, AND THE CONTRACTS

A.	AGL

AGL is a stock life insurance company organized under the laws of the State of Texas, which is the successor-in-interest to the American General Life Insurance Company of Delaware (“AG Life of Delaware”) originally organized under the laws of the State of Delaware on January 10, 1917. AG Life of Delaware merged with and into American General Life Insurance Company and was redomesticated under the laws of the State of Texas effective December 31, 1991 (in which AG Life of Delaware was the successor in the merger) (“Merger 1”) and subsequently changed its name to American General Life Insurance Company. AGL is licensed to do business in 49 states and the District of Columbia. Its home office mailing address is 2727-A Allen Parkway, Houston, Texas 77019-2191. AGL is engaged in the sale of individual and group life insurance and annuity contracts on a non-participating basis. As of December 31, 2015, AGL had assets in excess of $170 billion.

AGL is an indirect, wholly-owned subsidiary of American International Group, Inc. (“AIG”), a Delaware Corporation and a publicly-held insurance holding company traded on the New York Stock Exchange and the Tokyo Stock Exchange. AGL is a successor in interest to American General Life Insurance Company of Delaware (“AGLD”), formerly known as AIG Life Insurance Company (“AIG Life”), a life insurance company originally organized under the laws of the State of Delaware in 1962. On December 8, 2009, AIG Life changed its name to American General Life Insurance Company of Delaware. On December 31, 2012, AGLD, an affiliate of AGL, merged with and into AGL (the “Merger 2”). AG Life of Delaware and AGLD were separate life insurance companies.

B.	The AGL Separate Account

AGLD established the AGL Separate Account on June 5, 1986 under Delaware law. On December 31, 2012, in conjunction with Merger 2 of AGL and AGLD, the AGL Separate Account was transferred intact to and became a separate account of AGL under Texas law.

The AGL Separate Account meets the definition of “separate account” as defined in Section 2(a)(37) of the 1940 Act. The AGL Separate Account is registered with the Commission under the 1940 Act as a unit investment trust.1 The assets of the AGL Separate Account support certain single premium immediate group variable annuity contracts (the “Contracts”). Interests in the AGL Separate Account are offered through the Contracts and have been registered under the Securities Act of 1933 (“1933 Act”) on Form N-4 (File No. 333-185785).

AGL is the legal owner of the assets in the AGL Separate Account. The assets of the AGL Separate Account may not be chargeable with liabilities arising out of any other business of AGL. The AGL Separate Account is segmented into subaccounts, and certain of these subaccounts invest in the Current Portfolio. Each subaccount’s income, gains, and losses, whether or not realized, are credited to or charged against the amounts allocated to that subaccount in accordance with the terms of the AGL Separate Account Contract, as applicable, without regard to other income, gains, or losses of the remaining subaccounts or of AGL.

1 File No. 811-05301 for the AGL Separate Account. Pursuant to Rule 0-4 under the 1940 Act, this file and other files cited herein are hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this Application.

C.	The Contracts

The Contracts were issued as group contracts, with group contract participants acquiring certain ownership rights as described in the group contract and plan documents.2 Contract owners and participants in group contracts (each a “Contract owner”) may allocate some or all of their Contract value to one or more subaccounts available as investment options under their Contract. Each subaccount corresponds to a portfolio of an underlying registered open-end management investment company in which the Separate Account invests. A Contract owner may also invest some or all of his/her Contract value to a fixed account investment option, which for the Contracts is supported by assets of the general account of AGL.

By the terms of the Contracts (and as set forth in the prospectuses for those Contracts), Contract owners can transfer Contract value among the subaccounts prior to and after the date annuity payments commence (the “Income Start Date”). There are no limits on the number of transfers permitted each Contract Year, but AGL reserves the right to assess a ten dollar ($10) transfer charge on each transfer among subaccounts after the twelfth such transfer in a Contract Year. Under the Contracts, AGL reserves the right to impose minimum requirements for the amount that may be transferred after the Income Start Date and to terminate or revise transfer privileges.

AGL also has market timing policies and procedures that may operate to limit transfers and each restricts transfers from the fixed account investment option.

2 AGL has discontinued the sale of the Contracts and ceased updating the registration statements for the Contracts in reliance on Great-West Life & Annuity Ins. Co. (pub. avail. Oct. 23, 1990) (the “Great-West Letter”). The Great-West Letter permits separate accounts registered with the Commission as unit investment trusts under the 1940 Act to cease filing annual post-effective amendments to registration statements and delivering updated prospectuses to variable contract owners after the issuing insurance company has stopped selling new contracts, provided certain reporting and other conditions set forth in the no-action letter are met.

Furthermore, AGL by the terms of its Contract (and as set forth in the prospectuses for the Contracts) reserve the right to substitute shares of one portfolio for shares of another portfolio subject to Commission and any other required regulatory approvals.

The subaccounts investing in the Vanguard Money Market Portfolio closed to new investments under the Contracts as of November 2, 2015.

The Replacement Portfolio is already an investment option under the Contracts, and each of the subaccounts investing in the Replacement Portfolio is currently available for the allocation of purchase payments and transfer of Contract value under the Contracts.

II.	THE CURRENT PORTFOLIO

The Vanguard Trust was organized as a Maryland corporation on November 20, 1989 before becoming a Pennsylvania business trust on November 29, 1989, and a Delaware statutory trust on January 28, 1998. The Vanguard Trust is registered under the 1940 Act as an open-end management investment company.3 The Vanguard Trust currently consists of seventeen portfolios, one of which, the Vanguard Money Market Portfolio, would be involved in the proposed Substitution. The Vanguard Trust has registered shares of the Vanguard Money Market Portfolio under the 1933 Act on Form N-1A (File No. 033-32216).

The Vanguard Group, Inc. (“Vanguard”) serves as the investment adviser to the Vanguard Money Market Portfolio. Vanguard provides investment advisory services on an at-cost basis to eleven of the Portfolios of Vanguard Variable Insurance Fund, including the Vanguard Money Market Portfolio, under the overall supervision of Vanguard’s board of trustees. Vanguard has the responsibility for making all investment decisions for the Vanguard

3 File No. 811-05962.

Money Market Portfolio and receives an investment management fee from the Portfolio. Vanguard is a registered investment adviser and its principal business address is 400 Devon Park Drive, MS 249, Wayne, PA 19087.

Neither The Vanguard Trust, nor any of its portfolios, nor Vanguard is affiliated with the Applicant.

III.	THE REPLACEMENT PORTFOLIO

The Fidelity Trust was created under an initial declaration of trust dated September 9, 1989. It is registered under the 1940 Act as an open-end management investment company.4 The Fidelity Trust currently consists of thirty-two portfolios, one of which, the Fidelity VIP Government Money Market Portfolio, would be involved in the proposed Substitution as the Replacement Portfolio. The Fidelity Trust has registered shares of the Replacement Portfolio under the 1933 Act on Form N-1A (File No. 033-17704).

Fidelity Management & Research Company (“FMR”) serves as the manager of each Portfolio of the Fidelity Trust. As the manager, FMR has overall responsibility for directing portfolio investments and handling the Fidelity Trust’s business affairs. FMR receives an investment management fee from each Portfolio. FMR is a registered investment adviser and its principal business address is 245 Summer Street, Boston, Massachusetts 02210. Fidelity Investments Money Management, Inc. (“FIMM”) and other affiliates of FMR serve as sub-advisers for the Fidelity VIP Government Money Market Portfolio. FIMM has the day-to-day responsibility of choosing investments. In addition, other affiliates of FMR serve as sub-advisers for the Replacement Portfolio and may provide investment research and advice for the Portfolio.

4 File No. 811-05361.

Neither the Fidelity Trust, nor any of its portfolios, FMR, FIMM, nor any of their affiliate sub-advisers are affiliated with the Applicant.

IV.	THE PROPOSED SUBSTITUTION

A.	Proposed Substitution

AGL, on its own behalf and on behalf of the AGL Separate Account, proposes to exercise its contractual right to substitute a different underlying investment option for an underlying investment option currently available under its Contracts. In particular, the Applicant requests an order from the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed substitution of shares of the Replacement Portfolio for shares of the Vanguard Money Market Portfolio.

B.	Reasons for the Proposed Substitution

On July 23, 2014, the Commission adopted amendments to Rule 2a-7 under the 1940 Act (the “Money Market Fund Reforms”) that, among other things, essentially require money market funds classified as retail and institutional prime money market funds to have in place policies and procedures to implement liquidity fees and redemption gates by October 14, 2016.5 For those money market funds, a liquidity fee could be imposed on redemptions from the money market fund, and a redemption gate could be imposed that would temporarily suspend redemptions from the fund. Under certain circumstances, the board of directors of the money market fund would have the discretion to impose liquidity fees and redemption gates. Under other circumstances, the money market fund would be required to impose a liquidity fee. The Current Portfolio is subject to the liquidity fee and redemption gate requirements under the

5 1940 Act Release No. 31166, Money Market Fund Reform; Amendments to Form PF, July 23, 2014 (“Money Market Fund Reforms Adopting Release”).

Money Market Fund Reforms and plans to have in place policies and procedures to implement liquidity fees and redemption gates by the October 14, 2016 compliance deadline (the “Compliance Deadline”).

Preserve Contract Owner Rights and Benefits. AGL evaluated the potential effect of liquidity fees and redemption gates on redemptions from the Current Portfolio in the context of Contract owner rights to initiate withdrawals and instruct AGL to make payments under the Contracts, including the payment of death benefit proceeds, a Contract owner’s ability to initiate transfers, and AGL’s ability to administer its Contracts consistent with its obligations described in the Contracts and the prospectuses for the Contracts. AGL determined that the implementation of liquidity fees and redemption gates by a Current Portfolio would adversely affect the aforementioned Contract owner rights and privileges and AGL’s ability to honor its obligations under its Contracts with respect to certain Contract features, including: non-systematic subaccount transfers, dollar-cost averaging transfers, automatic portfolio rebalancing transfers, elections to annuitize, annuity payments, payment of death benefit proceeds, and payment of partial withdrawal and surrender proceeds.

In order to administer those Contract features, AGL may be required to redeem Contract value from a subaccount that invests in the Current Portfolio (the “Current Subaccount”). If the Current Portfolio implements a redemption gate, AGL would be prevented from redeeming Contract value from the Current Subaccount while the redemption gate is in effect, and may be prevented from administering the Contract feature as described in the Contract and the prospectus for the Contract. Under those circumstances, the redemption gate may also impede a Contract owner’s right to initiate withdrawals and instruct AGL to make payments under the Contract and the Contract owner’s ability to initiate transfers. In addition, the prospect that the

Current Portfolio may implement redemption gates, either alone or together with a liquidity fee, could discourage Contract owners from selecting the Current Subaccount as an investment option and thereby deprive Contract owners of the full range of benefits under their Contracts.

The Money Market Fund Reforms’ requirements relating to liquidity fees and redemption gates, however, do not apply to a money market fund classified as a government money market fund unless the board of directors for such fund elects that the fund voluntarily comply with the requirements.6 Effective December 1, 2015, the Replacement Portfolio transitioned to a government money market fund,7 and its board of directors has not elected that the Replacement Portfolio comply with the liquidity fee and redemption gate requirements. As such, the Replacement Portfolio is not subject to the liquidity fee and redemption gate requirements under the Money Market Fund Reforms. Unlike the Current Portfolio, the Replacement Portfolio will not implement redemption gates that would impede a Contract owner’s right to initiate withdrawals and instruct AGL to make payments nor a Contract owner’s ability to initiate transfers. The Replacement Portfolio would also not impede AGL’s ability to administer its Contracts consistent with its obligations described in the Contracts and the prospectuses for the Contracts.

In the Money Market Fund Reforms Adopting Release, the Commission noted that to the extent the liquidity fee and redemption gate requirements were incompatible with, among other things, the contractual requirements under an insurer’s variable contracts, the insurer could add a government money market fund as an investment option under its contracts, and that “filing with

6 Rule 2a-7(c)(2)(iii).

7 Supplement dated November 30, 2015 to Prospectus dated April 30, 2015 for Fidelity Variable Insurance Products Money Market Portfolio.

the Commission a substitution application under Section 26(c)” in connection with that process may be a cost the insurer would need to bear.8 In that regard, the Applicant notes that they are pursuing a course of action that the Commission recognized some insurers offering variable contracts would be required to follow when the Commission adopted the liquidity fee and redemption gate requirements under Rule 2a-7, and one that the Commission considered appropriate where the application of liquidity fees and redemption gates would be incompatible with the contractual requirements under variable contracts.9

Provide an Appropriate Substitute. The Applicant submits that the Replacement Portfolio is an appropriate substitute for the Current Portfolio. Although the investment objectives and strategies of the Replacement Portfolio may differ somewhat from those of the Current Portfolio, the Replacement Portfolio and the Current Portfolio seek to maintain a stable net asset per share of $1.00, provide income, and maintain liquidity. The Replacement Portfolio will allow Contract owners to continue to have access to a money market fund, but with less risk to the liquidity promised them under their Contracts than money market funds that do not qualify as government money market funds under the Money Market Fund Reforms.

No Cost to Contract Owners. The proposed Substitution is designed to provide Contract owners with an opportunity to continue their investment in a substantially similar Portfolio without interruption and without any cost to them. AGL will bear all expenses incurred in connection with the Substitution, including legal, accounting, brokerage and other fees and expenses. In addition, the Substitution will not impose any tax liability on Contract owners. The

8 Money Market Fund Reforms Adopting Release, at note 868 and accompanying text.

9 The Applicant notes that there is no precedent for this type of substitution application, reflecting a response to the Rule 2a-7 Money Market Fund Reforms.

Substitution will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the Substitution than before the Substitution. The Contract value of each Contract owner affected by the Substitution will not change as a result of the Substitution.

C.	Description and Comparison of the Portfolios

Following is a description and comparison of the relevant attributes of the Current Portfolio and the Replacement Portfolio.

Substitution —Vanguard Money Market Portfolio Replaced by Fidelity VIP

Government Money Market Portfolio, Initial Class

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Current Portfolio	Replacement Portfolio

Vanguard Money Market Portfolio	VIP Government Money Market Portfolio, Initial Class

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

The Vanguard Group, Inc. (Vanguard)	Fidelity Management & Research Company (FMR) Fidelity Investments Money Management, Inc. (FIMM) and other affiliates of FMR

Investment Objective	Investment Objective

The Portfolio seeks to provide current income while maintaining liquidity and a stable share price of $1.	The fund seeks as high a level of current income as is consistent with preservation of capital and liquidity.

Principal Investment Strategies	Principal Investment Strategies

•     Invests primarily in high-quality, short-term money market instruments, including certificates of deposit, banker’s acceptances, commercial paper, Eurodollar and Yankee obligations, and other money market securities.

•     Invests more than 25% of its total assets in the financial services industry.

•     Maintains a dollar-weighted average maturity of 60 days or less and a dollar-weighted average life of 120 days or less.

•     Normally investing at least 99.5% of total assets in cash, U.S. Government securities and/or repurchase agreements that are collateralized fully (i.e., collateralized by cash or government securities).

•     Investing in U.S. Government securities issued by entities that are chartered or sponsored by Congress but whose securities are neither issued nor guaranteed by the U.S. Treasury.

•     Investing in compliance with industry-standard regulatory requirements for money market funds for the quality, maturity, and diversification of investments.

Current Portfolio Principal Risks	Replacement Portfolio Principal Risks

•     Income Risk, which is the chance that the Portfolio’s income will decline because of falling interest rates. Because the Portfolio’s income is based on short-term interest rates-which can fluctuate significantly over short periods-income risk is expected to be high.

•     Manager Risk, which is the chance that poor security selection will cause the Portfolio to underperform relevant benchmarks or other funds with a similar investment objective.

•     Credit Risk, which is the chance that the issuer of a security will fail to pay interest or principal in a timely manner, or that negative perceptions of the issuer’s ability to make such payments will cause the price of that security to decline. Credit risk should be very low for the Portfolio because it invests primarily in securities that are considered to be of high quality.

•     Industry Concentration Risk, which is the chance that there will be overall problems affecting a particular industry. Because the Portfolio invests more than 25% of its assets in securities issued by companies in the financial services industry, the Portfolio’s performance depends to a greater extent on the overall condition of that industry and is more susceptible to events affecting that industry.

•     Interest Rate Changes. Interest rate increases can cause the price of a money market security to decrease.

•     Issuer-Specific Changes. A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a money market security to decrease.

The Applicant believes that the Replacement Portfolio is an appropriate replacement for the Current Portfolio under the AGL Separate Account and that the Replacement Portfolio represents an investment option that is more compatible with the Current Portfolio than any other investment option available under the Contracts. The Replacement Portfolio has a substantially identical investment objective as that of the Current Portfolio. In that regard, both the Replacement Portfolio and the Current Portfolio seek current income as is consistent with preservation of capital and liquidity. Both Portfolios seek to maintain a net asset value of $1.00 per share. Both Portfolios invest in U.S. dollar-denominated money market instruments and must comply with the regulatory requirements for money market funds.

The primary difference in the implementation of investment strategies of the Replacement Portfolio and the Current Portfolio is that the investment adviser for the Current Portfolio may invest to a greater extent in a broader array of issuers. The investment adviser for the Replacement Portfolio must invest at least 99.5% of the Portfolio’s total assets in cash, U.S. Government Securities, and/or repurchase agreements that are fully collateralized by cash or U.S. Government Securities.

With respect to the Current Portfolio, the investment activities of the Portfolio’s investment adviser are not so constrained. In addition to the instruments in which the Replacement Portfolio may invest, the investment adviser for the Current Portfolio may invest the Portfolio’s assets to a greater extent in financial instruments such as, certificates of deposit, banker’s acceptances, commercial paper rated at least Prime-1 by Moody’s Investors Service, Inc. (“Moody’s”) or A-1 by Standard & Poor’s, unrated debt securities issued by companies with a debt rating of A3 or better by Moody’s or A- or better by Standard & Poor’s and short-term corporate, state, and municipal obligations rated A3 or better by Moody’s or A- or better by Standard & Poor’s. The Current Portfolio may also invest in Eurodollar and Yankee obligations, which include certificates of deposit issued in U.S. dollars by foreign banks and foreign branches of U.S. banks. More than 25 percent of the Current Portfolio’s assets are and will continue to be invested in instruments issued by companies in the financial services industry, such as banks, insurance companies, real estate-related companies, securities firms, leasing companies, and other companies principally engaged in providing financial services to consumers and industry.

The Applicant believes that the Replacement Portfolio will be subject to less investment risk than the Current Portfolio. In particular, the Money Market Fund Reforms’ changes to the definition of government money market fund in Rule 2a-7 under the 1940 Act, which require that a government money market fund invest at least 99.5% of the Portfolio’s total assets in cash, U.S. Government Securities, and/or repurchase agreements that are fully collateralized by cash or U.S. Government Securities, will likely result in the Replacement Portfolio having a lower risk profile than the Current Portfolio.

The Current Portfolio is subject to greater credit risk than the Replacement Portfolio. The Replacement Portfolio, unlike the Current Portfolio, will not be exposed to the risk of participation in the financial services industry, whereby changes in government regulation and economic and political conditions can have a significant negative effect on issuers in the financial services industry. The Replacement Portfolio, unlike the Current Portfolio, will not be exposed to the risk of holding financial instruments issued by a foreign entity, whose value can be affected by adverse political, regulatory, market, or economic developments.

Both the Replacement Portfolio and the Current Portfolio are exposed to the risk of changing interest rates, which can cause the price of a money market security to decrease. Both Portfolios are also exposed to risks of investing in repurchase agreements, although Rule 2a-7 requires that any repurchase agreements entered in by the Replacement Portfolio be fully collateralized by cash or U.S. Government Securities.

In light of the substantially identical investment objectives of the Replacement Portfolio and the Current Portfolio, the Applicant believes that the Replacement Portfolio would provide Contract owners with an appropriate money market fund investment option under the Contracts without liquidity fees and redemption gates and with less investment risk.

Assets, Fees and Expenses of the Portfolios

As of December 31, 2015, the net assets of the Replacement Portfolio, Fidelity VIP Government Money Market Portfolio - Initial Class shares, was approximately $905,170,000 while the net assets of the Current Portfolio, Vanguard Money Market Portfolio were approximately $1,217,379,000. The table below compares the fees and expenses of the Current Portfolio and the Replacement Portfolio.

	Current Portfolio	Replacement Portfolio

	Vanguard Money Market Portfolio	Fidelity VIP Government Money Market Portfolio, Initial Class
Management Fee	0.13%	0.17%
Distribution and/or Service Fees (12b-1 fees)	None	None
Other Expenses	0.03%	0.08%
Total Annual Portfolio Operating Expenses	0.16%	0.25%
Fee Waiver/Expense Reimbursement	None	None
Total – After Fee Waiver / Expense Reimbursement	0.16%	0.25%

For the period covered by the most recent fund prospectuses for the Current Portfolio (dated April 30, 2015) and the Replacement Portfolio (dated April 30, 2015) in the Substitution, the management fee and total annual portfolio operating expenses of the Replacement Portfolio were higher than that of the Current Portfolio. Even under these circumstances, the Applicant believes that the Replacement Portfolio compares favorably to other money market funds, generally,10 and more particularly, to money market funds, such as the Current Portfolio, that do not qualify as government money market funds under the Money Market Fund Reforms. In the

10 In this regard, the Applicant notes that the total annual fund operating expenses of the Replacement Portfolio are substantially lower than those of the money market portfolios offered by other, unaffiliated, investment companies with series/portfolios that are available as investment options under variable insurance contracts.

latter regard, the Applicant notes that because the Replacement Portfolio is a government money market fund that is not subject to the liquidity fee and redemption gate requirements of Rule 2a-7 under the 1940 Act, the Replacement Portfolio poses less risks to the liquidity promised to Contract owners than do money market funds, such as the Current Portfolio, that are subject to the liquidity fee and redemption gate requirements.

Performance of the Portfolios

The yield for the Current Portfolio for the seven days ending December 31, 2014 was 0.10% while the yield for the Replacement Portfolio for the same seven day period was 0.01%. The chart below compares the average annual total returns for the Current Portfolio and the Replacement Portfolio for the one-year, five-year and ten-year periods as of December 31, 2014. The Current Portfolio outperformed the Replacement Portfolio over the one-year period, but the performance of the Current Portfolio and the Replacement Portfolio over the five-, and ten-year periods was comparable.

Portfolio	1 Year	5 Years	10 Years

Current Portfolio	0.10%	0.15%	1.74%

Replacement Portfolio	0.01%	0.11%	1.72%

D.	Policies and Procedures for the Proposed Substitution

To effectuate the Substitution, the Applicant proposes to follow the policies and procedures set forth below.

1.	Implementation

Redemption or Purchase of Shares. AGL will effect the Substitution as soon as practicable following the issuance of the requested order. As of the effective date of the Substitution (the “Substitution Date”), the AGL Separate Account will redeem shares of the

Current Portfolio for cash.11 The proceeds of such redemptions will then be used to purchase shares of the Replacement Portfolio, as each subaccount of the AGL Separate Account will invest the proceeds of its redemption from the Current Portfolio in the Replacement Portfolio.

Redemption requests and purchase orders will be placed simultaneously so that Contract values will remain fully invested at all times. All redemptions of shares of the Current Portfolio and purchases of shares of the Replacement Portfolio will be effected in accordance with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder. Each Substitution will take place at relative net asset value determined on the Substitution Date pursuant to Section 22(c) of the 1940 Act and Rule 22c-1 thereunder, with no change in the amount of any Contract owner’s Contract value or death benefit or in the dollar value of his or her investments in any of the subaccounts. The procedures to be implemented are sufficient to assure that each Contract owner’s cash values immediately after the Substitution will be equal to the cash value immediately before the Substitution.

Contract owners will not incur any fees or charges as a result of the Substitution, nor will their rights or AGL’s obligations under its Contracts be altered in any way, and the Substitution will not change Contract owners’ insurance benefits under the Contracts. AGL will pay all expenses incurred in connection with the Substitution, including legal, accounting, transactional, and other fees and expenses, including brokerage commissions. In addition, the Substitution will not impose any tax liability on Contract owners, nor will the Substitution alter any tax benefit associated with the Contracts. The Substitution will not cause the Contract fees and charges currently being paid by Contract owners to be greater after the Substitution than before the Substitution.

11 To the extent that there are any in-kind redemptions, such redemptions will be effected in accordance with the conditions set forth in the no-action letter issued by the Commission staff to Signature Financial Group (pub. avail. Dec. 28, 1999).

In the event that the Replacement Portfolio or its investment adviser declines to accept, on behalf of the Replacement Portfolio, securities redeemed in-kind by the Current Portfolio, the Current Portfolio will instead provide cash equal to the value of the declined securities so that the Contract owner’s contract values will not be adversely affected or diluted.

In addition, redemptions and repurchases that occur in connection with effecting the Substitution will not count as transfers for purposes of assessing any transfer fees and will not be subject to any transfer limitations that may otherwise be imposed by AGL under its Contract. From the date of the Pre-Substitution Notice (as defined below) through thirty days following the Substitution Date, Contract owners may make one transfer of Contract value from the subaccount investing in the Current Portfolio (before the Substitution) or the Replacement Portfolio (after the Substitution) to any other available investment option under the Contract without charge (including sales charges or surrender charges) and without imposing any transfer limitations. Further, on the Substitution Date, Contract values attributable to investments in the Current Portfolio will be transferred to the Replacement Portfolio without charge (including sales charges or surrender charges) and without being subject to any limitations on transfers. Finally, AGL will not exercise any right it may have under the Contracts to impose restrictions on transfers between subaccounts under the Contracts for a period of at least thirty (30) days following the Substitution Date.12

Before effecting any Substitution, AGL shall have satisfied itself that: (i) its Contracts allow the substitution of portfolios in the manner contemplated by the Substitution and related transactions described herein, (ii) the transactions can be consummated as described in this Application under applicable state insurance laws, and (iii) any applicable regulatory requirements in each jurisdiction where the Contracts have been sold have been complied with to the extent necessary to complete the transactions.

12 One exception to this would be restrictions that AGL may impose to detect or deter disruptive, frequent trading activities by Contract owners or their agents.

Limits on Revenue Sharing

The investment management fee and the total annual portfolio expenses for the Replacement Portfolio are higher than those of the Current Portfolio based on the most current prospectuses for each Portfolio. However, the proposed Substitution and the selection of the Replacement Portfolio were not motivated by any financial consideration paid or to be paid to AGL or its affiliates by the Replacement Portfolio, its investment adviser or underwriter (or their affiliates). Rather, the Substitution is proposed because AGL is forced to find an alternative money market fund investment option for the Contracts given that the liquidity fee and redemption gate requirements under Rule 2a-7 are incompatible with the contractual requirements under the Contracts.

Unlike other substitution applications that have been filed in the past in other circumstances, here AGL is not proposing the Substitution for its own business reasons; rather, the action of the Commission and the classification of the Current Portfolio as a retail money market fund have forced this situation upon AGL. Moreover, the Substitution proposed here does not present any actual or potential conflict of interest, in that (i) AGL and the Replacement Portfolio (and/or its advisers) are not under common control or otherwise affiliated; and (ii) there will not be “revenue sharing” with respect to the AGL Separate Account and the Replacement Portfolio for at least three years following the Substitution Date.

Currently, there is no “revenue sharing arrangement” between AGL and the Current Portfolio, its investment adviser or underwriter (or their affiliates) - that is, AGL does not receive payments from the Current Portfolio, its investment adviser or underwriter (or their affiliates) in connection with administrative, marketing and other support services that AGL (and its affiliates) provide and expenses AGL incurs in connection with the AGL Separate Account or selling the Contracts. With respect to the proposed Substitution, AGL does not intend to enter into “revenue sharing arrangements” with the Replacement Portfolio, its affiliates or underwriter (or their affiliates) in connection with assets attributable to Contracts affected by the Substitutions. Even under those circumstances (with the Substitution being proposed not for business reasons, but to comply with the contractual requirements under the Contracts and with there being no affiliations involved with either the Current or Replacement Portfolios), AGL represents that for at least three years immediately after the Substitution Date, it will not receive any payments from the Replacement Portfolio, its investment adviser or underwriter (or their affiliates) for administrative, marketing and other support services that AGL (and its affiliates) provide and expenses AGL incurs in connection with the Replacement Portfolio.

2.	Contract Owner Notifications

Contract owners will be notified of this Application by means of a prospectus supplement (“Pre-Substitution Notice”) for each of the Contracts. The Pre-Substitution Notice will notify Contract owners of AGL’s intent to implement the Substitution, that it has filed this Application to obtain the necessary approval from the Commission to effect the Substitution, and will set forth the anticipated Substitution Date. In addition, the Pre-Substitution Notice will:

•	Advise Contract owners that Contract values attributable to investments in the Current Portfolio will be transferred to the Replacement Portfolio, without any charge that would otherwise apply (including sales charges or surrender charges) and without being subject to any limitations on transfers, on the Substitution Date;

•	State that, from the date of the Pre-Substitution Notice through the date thirty (30) days after the Substitution, Contract owners may make one transfer of Contract value from the subaccount investing in the Current Portfolio (before the Substitution Date) or the Replacement Portfolios (after the Substitution Date) to any other available investment option under the Contract without any charge that would otherwise apply (including sales charges or surrender charges) and without imposing any transfer limitations; and

•	Inform Contract owners that, except as described in the market timing/short-term trading provisions of the relevant prospectus, AGL will not exercise any right it may have under the Contracts to impose additional restrictions on transfers between the subaccounts under the Contracts, including any limitation on the number of transfers permitted, for a period beginning on the date of the Pre-Substitution Notice through the date thirty (30) days following the Substitution Date.

Further, at least 30 days before the Substitution Date all affected Contract owners will have received the most recent prospectus for the Replacement Portfolio. Finally, within five (5) business days following the Substitution Date, Contract owners affected by the Substitution will receive a written confirmation that the Substitution was carried out as previously notified. This confirmation will restate the information set forth in the Pre-Substitution Notice and will include post-Substitution account values.

3.	State Approval

AGL will seek approval of the proposed Substitution from any state insurance regulators whose approval may be necessary or appropriate.

V.	Conditions to Relief

The Applicant agrees that any order granting the requested relief will be subject to the following conditions:

1.	The Substitution will not be effected unless the Applicant determines that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the application; (b) the Substitution can be consummated as described in the application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitution.

2.	The Applicant or its affiliates will pay all expenses and transaction costs of the Substitution, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the affected Contract owners to effect the Substitution.

3.	The Substitution will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Applicant. The Substitution will be effected without change in the amount or value of any Contracts held by affected Contract owners.

4.	The Substitution will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitution.

5.	The rights or obligations of the Applicant under the Contracts of affected Contract owners will not be altered in any way. The Substitution will not adversely affect any riders under the Contracts since the Replacement Portfolio is an allowable investment option for use with such riders.

6.	Affected Contract owners will be permitted to make at least one transfer of Contract value from the subaccount investing in the Current Portfolio (before the Substitution Date) or the Replacement Portfolio (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning 30 days before the Substitution Date through 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, AGL will not exercise any right it may have under its Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

7.	All affected Contract owners will be notified, at least 30 days before the Substitution Date about: (a) the intended substitution of the Current Portfolio with the Replacement Portfolio; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth in Condition 6 above. In addition, the Applicant will also deliver to all affected Contract owners, at least thirty (30) days before the Substitution Date, a prospectus for the Replacement Portfolio.

8.	The Applicant will deliver to each affected Contract owner within five (5) business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the Substitution was carried out as previously notified; (b) a restatement of the information set forth in the Pre-Substitution Notice; and (c) post-Substitution account values.

9.	For three years following the Substitution Date, AGL will not engage in revenue sharing with the Replacement Portfolio or its affiliates as a result of investment by the Contracts in the Replacement Portfolio.

VI.	Request for Order of Approval under Section 26(c) of the 1940 Act

The Applicant requests that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the proposed Substitution.

A.	Applicable Law

Section 26(c) of the 1940 Act (formerly, Section 26(b)) prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order of the Commission if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the 1940 Act.

Section 26(c) was intended to provide for Commission scrutiny of proposed substitutions that could, in effect, force shareholders dissatisfied with the substitute security to redeem their shares, thereby possibly incurring a loss of the sales load deducted from initial premium, an additional sales load upon reinvestment of the proceeds of redemption, or both.13 The section was designed to forestall the ability of a depositor to present holders of interest in a unit investment trust with situations in which a holder’s only choice would be to continue an investment in an unsuitable underlying security, or to elect a costly and, in effect, forced redemption. For the reasons described below, the Applicant submits that the Substitution meets the standards set forth in Section 26(c) and that, if implemented, the Substitution would not raise any of the aforementioned concerns that Congress intended to address when the 1940 Act was amended to include this provision.

13 House Comm. Interstate Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Session 337 (1966).

B.	Basis for a Section 26(c) Order

As indicated in Section I.C. of this Application, AGL has reserved the right under the Contracts to substitute shares of another underlying registered open-end management investment company for one of the current underlying registered open-end management investment companies offered as an investment option under the Contracts. The Contracts and Contract prospectus disclose this right. AGL has reserved this right of substitution to protect itself, its Separate Account, and the Contract owners in situations where any of them might be harmed or disadvantaged by events affecting the issuer of the securities held by a Separate Account. Additionally, AGL intended this reservation of right to preserve the opportunity to replace investment options available under its Contracts in those situations where a substitution could benefit AGL, its Separate Account, and Contract owners.

The Replacement Portfolio and the Current Portfolio have substantially identical investment objectives and similar investment strategies. Further, the Current Portfolio and the Replacement Portfolio have similar, and in many cases, substantially similar, investment policies and risks. To the extent that differences in risks and strategies do exist, the Applicant believes that these differences do not introduce Contract owners to any greater risks than before the Substitution. On the contrary, the Applicant believes, for the reasons previously stated in this Application, that the Replacement Portfolio presents less investment risk for Contract owners than the Current Portfolio. In addition, the proposed Substitution retains for Contract owners the investment flexibility and expertise in asset management, which are core investment features of the Contracts. Any impact on the investment programs of affected Contract owners should be negligible.

Furthermore, the ultimate effect of the Substitution would be to continue to provide Contract owners with a substantially similar investment option. The Proposed Substitution will not reduce in any manner the nature or quality of the current available investment options. The proposed Substitution will protect the Contract owners who have Contract value allocated to the Current Portfolio by providing a substantially similar Replacement Portfolio. In addition, the Applicant submits that the proposed Substitution meets the standards that the Commission and its staff have applied to substitutions that have been approved in the past.14

In determining what conditions and standards are appropriate for the proposed Substitution, the Applicant particularly notes, that it is pursuing a course of action that the Commission recognized that some insurers offering variable contracts would be required to follow when the Commission adopted the Money Market Fund Reforms, that is to file an

14 See, e.g., Minnesota Life Insurance Company et al., Rel. No. IC-31028 (Apr. 24, 2014) (Order) File No. 812-14203 (approving substitutions in which some replacement portfolios have higher management fees and /or net expenses than the corresponding existing portfolios); AXA Equitable Life Insurance Company et al., Rel. No. IC-30405 (Feb. 26, 2013) (Order) File No. 812-14036 (approving twenty-six substitutions of replacement portfolios with similar principal risks and investment strategies, and that provide contract owners with lower volatility); Pruco Life Insurance Company et al., Rel. No. IC-30209 (Sept. 20, 2012) (Order) File No. 812-13990 (approving the substitution of a replacement portfolio that does not operate as a fund of funds (unlike the existing portfolio), but has an investment objective, policies and a risk profile substantially similar to the existing portfolio); National Life Insurance Company et al., Rel. No. IC-29662 (Apr. 29, 2011) (Order) File No. 812-13806 (approving the substitution of a replacement portfolio which has higher net operating expenses than the existing portfolio, but better performance history and substantially similar investment objectives and strategies); TIAA-CREF Life Ins. Co., Rel. No. IC-29709 (Jun. 28, 2011) (Order) File No. 812-13791 (approving the substitution of a replacement portfolio with a comparable investment objective, consistent asset class exposure, and investment objectives and policies that are sufficiently similar to the existing portfolio); AXA Equitable Life Insurance Company, Rel. No. IC-29372 (Jul. 29, 2010) (Order) File No. 812-13686 (approving a substitution, where the replacement portfolio had identical investment objectives, substantially similar investment policies and risks to the existing portfolio, and invests primarily in the same asset class as the existing portfolio); Nationwide Life Insurance Company et al., Rel No. IC-28815 (Jul. 8, 2009) (Order) File No. 812-13495 (approving forty substitutions of replacement portfolios (all affiliated funds and existing investment choices under the contracts before the substitutions) with investment objectives and strategies substantially similar to those of the existing portfolios (all unaffiliated funds)); ING USA Annuity and Life Insurance Company et al., Rel No. IC-28285 (May 23, 2008) (Order) File No. 812-13466 (approving a substitution of a replacement portfolio with investment objectives and policies comparable to, and lower fees than, the existing portfolio); MetLife Insurance Company of Connecticut et al., Rel. No. IC-28044 (Nov. 7, 2007) (Order) File No. 812-13380 (approving a substitution of a replacement portfolio with investment objectives and policies similar to the existing portfolio); ING Life Insurance and Annuity Company et al., 1940 Act Rel. No. 27445 (Aug. 15, 2006) (Order) File No. 812-13260 (approving the substitution of replacement portfolios with investment objectives comparable to the existing portfolios).

application for substitution relief under Section 26(c) of the 1940 Act to replace a non-government money market fund with a government money market fund where the liquidity fee and redemption gates requirements under Rule 2a-7 are incompatible with the contractual requirements under the insurer’s variable contracts.

Over the years, the annual operating expenses of the Current Portfolio have been among the lowest (if not the lowest) in the industry. The Applicant recognizes the importance of selecting a replacement for the Current Portfolio that provides Contract owners with a low-cost money market fund investment option that is not subject to the liquidity fee and redemption gate requirements under Rule 2a-7 and, therefore, poses less risk to the liquidity promised the Contract owners (i.e., their ability to make withdrawals, surrenders and transfers, and to receive Contract benefits). Under these circumstances, the Applicant submits that a three-year revenue sharing cap (of zero), is appropriate and consistent with the protection of investors.

The Applicant submits that the proposed Substitution is not the type that Section 26(c) was designed to prevent because they will not result in costly forced redemptions, nor will they affect other aspects of the Contracts. With respect to the former, in the current situation, Contract owners are contractually provided investment discretion during the accumulation and payout phases of the Contracts to allocate and reallocate their Contract value among the investment options available under the Contracts. Accordingly, after the proposed Substitution, each Contract owner retains the right to transfer their investment in the Replacement Portfolio to any other investment alternative available under the Contract. In this regard, the proposed Substitution retains for Contract owners the investment flexibility that is a central feature of the Contracts.

Moreover, the Applicant will offer Contract owners the opportunity to transfer amounts out of the affected subaccounts without any cost or other penalty (other than those necessary to implement policies and procedures designed to detect and deter disruptive transfer and other “market timing” activity) that may otherwise have been imposed for a period beginning on the date of the Pre-Substitution Notice and ending no earlier than 30 days after the Substitution. The Substitution, therefore, will not result in the type of costly forced redemptions that Section 26(c) was designed to prevent.

The proposed Substitution is also unlike the type of substitution that Section 26(c) was designed to prevent in that the Substitution has no impact on other aspects of the Contracts. Specifically, the proposed Substitution will not affect the type of benefits offered by AGL under the Contracts, or numerous other rights and privileges associated with the Contracts. Instead, given that investment in the Replacement Portfolio would not subject Contract owners to liquidity fees and redemption gates while investment in the Current Portfolio may subject Contract owners to such restrictions on redemption, the proposed Substitution, if undertaken, would help ensure that Contract owner rights to withdraw Contract value and Contract owner transfer privileges would be preserved. In deciding to purchase the Contract, a Contract owner may have considered AGL’s size, financial condition, and its reputation for service. These factors will not change as a result of the proposed Substitution, nor will the annuity or tax benefits afforded under the Contracts held by any affected Contract owners.

C.	Request for an Order Pursuant to Section 26(c)

The Applicant requests an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitution. The Applicant submits that, for the reasons stated above, the Substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

VII.	CONCLUSION

For the reasons set forth in this Application, the Applicant submits that the proposed Substitution meets the standards of Section 26(c) of the 1940 Act and respectfully requests that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act, and that such order be made effective as soon as possible.

The Applicant acknowledges that reliance on any order of approval issued pursuant to this Application, if granted, depends upon compliance with all of the representations and conditions applicable to the Applicant, respectively, as set forth in this Application.

VIII.	PROCEDURAL MATTERS RELATING TO THIS APPLICATION

A.	Pursuant to Rule 0-2(f) under the 1940 Act, the Applicant states that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.

B.	The Applicant desires that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

C.	The Applicant represents that the undersigned is authorized to file this Application in the name and on behalf of the Applicant. All requirements of the charter documents of AGL have been complied with in connection with the execution and filing of this Application and the persons signing the Application are fully authorized to do so. Copies of the applicable resolutions are incorporated herein by reference through Exhibit A.

D.	The verifications required by Rule 0-2(d) with respect to the filing of this Application are attached hereto as Exhibit B.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940 as amended, AMERICAN GENERAL LIFE INSURANCE COMPANY has authorized this Application to be duly signed on its behalf and on behalf of its Separate Account, in the State of Texas on the 23rd day of March, 2016.

AMERICAN GENERAL LIFE INSURANCE COMPANY

SEPARATE ACCOUNT I

By /s/ STEPHEN J. BRENNEMAN
Name:	Stephen J. Brenneman
Title:	Authorized Signatory
American General Life Insurance Company

EXHIBIT INDEX

Exhibit	Description

A	Resolutions of American General Life Insurance Company Authorizing Filing the Application

B	Verifications of American General Life Insurance Company and its Separate Account I

Exhibit A

The Resolutions of the Executive Committee of the Board of Directors authorizing American General Life Insurance Company to file the Application are attached.

AMERICAN GENERAL LIFE INSURANCE COMPANY

(a Texas corporation)

RESOLUTION OF THE EXECUTIVE COMMITTEE

OF THE BOARD OF DIRECTORS

WHEREAS, the U.S. Securities and Exchange Commission (‘SEC”) adopted new rules relating to the regulation of money market funds, which substantially change certain operations of the funds (the “Money Market Reforms”); and

WHEREAS, the Money Market Reforms, among other things, require that effective October 14, 2016, retail and institutional money market funds have in place policies and procedures to impose fees on fund shareholders’ redemptions (a “Liquidity Fee”) and/or impose restrictions on a fund shareholders’ ability to redeem fund shares (a “Redemption Gate”) during periods of market stress that significantly reduce the liquidity of money market securities, as defined in such reforms; and

WHEREAS, government money market funds are not required to adopt policies and procedures to impose a Liquidity Fee or a Redemption Gate on fund shareholder redemptions; and

WHEREAS, the Company currently offers in its Separate Account I (“Separate Account”) a retail money market fund, the Vanguard VIF Money Market Portfolio (“Current Portfolio”), as an underlying variable investment option under the Company’s Group Immediate Variable Annuity (Form Number 11GVIA1000) (“Contract”), which if the Current Portfolio is permitted to remain as an investment option in the Contract would require that the Company modify legacy recordkeeping systems to administer Liquidity Fees and Redemption Gates and would limit Contract owners’ ability to redeem interests in the Contracts; and

WHEREAS, the costs to the Company to modify its recordkeeping systems to implement Liquidity Fees and Redemption Gates would be significant without any appreciable benefit to either Contract owners or the Company; and

WHEREAS, the Company added as an underlying investment option to the Contract a government money market fund, the Fidelity VIP Government Money Market Portfolio (“Replacement Portfolio”); and

WHEREAS, the Company cannot unilaterally transfer assets from the Current Portfolio to the Replacement Portfolio in accordance with federal securities laws and, instead, must seek an order from the SEC approving a substitution that would permit such transfer of assets (the “Substitution Order”); and

WHEREAS, following an evaluation of various alternatives, Company management deems it to be in the best interest of the Contract owners, the Company and its Separate Account to file an application (the “Application”) with the Securities and Exchange Commission (the “SEC”) for an order of exemption under Section 26(c) of the Investment Company Act of 1940 (the “1940 Act”) from provisions of the 1940 Act that would permit the Company to substitute shares of the Current Portfolio with shares of the Replacement Portfolio in the Contracts.

NOW THEREFORE, BE IT RESOLVED, the Company file with the SEC an exemptive application for an order of approval pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (“Substitution Application”) that would permit the Company to substitute shares of the Current Portfolio with shares of the Replacement Portfolio under the Contract; and be it

FURTHER RESOLVED, that the Company’s President, Chief Executive Officer, Executive Vice President or Senior Vice President of the Company (collectively, the “Authorized Officers”), or any person designated by them , in conjunction with independent auditors, legal counsel and/or such others as they deem appropriate shall be, and each of them individually, are authorized, empowered and directed, in the name and on behalf of the Company and the Separate Account, to prepare or cause to be prepared, executed, delivered and filed with the SEC, the Application, and to do or cause to be done such other acts and execute such other documents, including amendments to the Application, as they deem necessary or desirable, with the advice of counsel, to cause the Application to conform to comments received from the staff of the SEC and otherwise deemed necessary or advisable, including changes that may be required to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents as the Authorized Officers shall approve, such approval to be conclusively evidenced by the filing of the Application; and be it

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company and the Separate Account, to perform or cause to be performed all of the agreements and obligations of the Company and the Separate Account in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature, to incur and pay or cause to be incurred and paid all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption ratification, approval and confirmation by the Company thereof; and be it

FURTHER RESOLVED, that all lawful actions taken prior to the adoption of these resolutions by any Authorized Officer in connection with the matters referred to herein that would have been within the authority conferred hereby had the resolutions predated such actions be, and all such action hereby are, confirmed, ratified and approved in all respects; and be it

FURTHER RESOLVED, that this Consent may be executed in counterparts, each of which shall constitute an original and all which together shall constitute one and the same document; and further that the delivery of an executed signature page of this Unanimous Written Consent by facsimile means, or a Portable Document Format (“PDF”) copy of a signature, or a signature by any other electronic or digital signature, shall have the same force and effect as an original signature.

Exhibit B

VERIFICATION

The undersigned states that he has duly executed the attached Application dated March 23, 2016, for and on behalf of

American General Life Insurance Company

Separate Account I

that he is an Authorized Signatory of American General Life Insurance Company, and that all actions by shareholders, directors/trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application and the contents thereof, and the facts set forth therein, to the best of his knowledge, information and belief.

/s/	STEPHEN J. BRENNEMAN
Stephen J. Brenneman
Authorized Signatory
American General Life Insurance Company